77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada T. 647.925.7500 F. 416.861.1240

September 23, 2016

VIA EDGAR

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Marrone:

Re:	Granite Real Estate Investment Trust and Granite REIT Inc.

Form 40-F for the Fiscal Year Ended December 31, 2015

Filed March 3, 2016

File Nos. 001-35771 and 001-35772

Thank you for your letter of September 12, 2016. On behalf of Granite Real Estate Investment Trust and Granite REIT Inc. (“Granite” or the “Company”) we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of September 12, 2016 (the “Comment Letter”) to Michael Forsayeth with respect to the Company’s Form 40-F for the fiscal year ended December 31, 2015. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

Please note that, effective September 12, 2016, I relinquished the role of Chief Financial Officer to Ilias Konstantopoulos who is copied herein and I continue as the Chief Executive Officer of Granite.

Exhibit 2

2. Significant Accounting Policies, page 48

Valuation of investment properties, page 54

Comment

1.	We note that from time to time you obtain appraisals from independent real estate valuation experts, but only use these appraisals as data points when measuring the fair value of your investment properties. Please tell us which properties have been appraised in the last two years and how the appraisal values compare to the fair values as determined by management. In the event of a material discrepancy in the two valuations, explain to us the weight given to the appraisals as well as any validation or reconciling procedures performed. Please consider expanding your disclosure in future filings to more thoroughly explain the weight given to independent appraisals in your valuation process.

Response

1.	Granite determines the fair value of its investment properties based on recognized valuation methodologies prepared by management that are applied on a consistent basis across the multi-jurisdictional portfolio of properties.

During the years ended December 31, 2015 and 2014, a total of 67 properties were appraised by qualified external real estate valuation professionals (the “external appraisers”). The total fair value for these 67 properties as determined by management was approximately $2,041 million, which exceeded the fair value determined by the external appraisers by an aggregate net difference of $179 million or 9.6%. This aggregate net difference was attributable almost entirely to 11 special purpose properties which were valued by management at approximately $1,135 million compared to a total of approximately $931 million determined by the external appraisers. This difference was partially offset by the remaining 56 properties, which were valued by management at approximately $906 million compared to a total of approximately $931 million determined by the external appraisers. The major reasons for the difference between management’s fair values and the appraised values for the special purpose properties which are designed and built with unique features for a single tenant are discussed below.

Management considers valuations prepared by the external appraisers in arriving at its own conclusion on value; however the external valuations do not form the basis of the Company’s reported value. Management also considers the results of its own sale transactions and market intelligence and activities. A comparison of assumptions applied in the external appraisals to those determined by management is prepared in order to understand and evaluate the differences and assess overall reasonability of management’s valuations in order to arrive at our conclusion; differences between the external valuations and those prepared by management are also presented to the Company’s audit committee each quarter.

Management uses industry standard valuation methodologies and generally applies the valuation assumptions, i.e. discount rates, terminal capitalization rates and market rental rates, applied in the external appraisals to prepare its internal valuations. However, the business assumptions applied in the internal valuations, namely lease renewal probabilities, renewal rents and capital expenditures, reflect management’s historical renewal experience with its tenants, the unique nature of Granite’s portfolio, specifically the special purpose properties and nature of the relationship with the associated single tenant for these properties, and the actual condition of the properties, rather than the generic assumptions applied in the external appraisals. The Company’s direct experience with real estate transactions confirms that this approach better reflects how a market participant, having completed reasonable and appropriate due diligence, would underwrite these assets.

Owing to the fact that valuation assumptions are highly correlated to one another and changes in any one assumption can result in collateral impacts, the preceding substitution of business assumptions can make it difficult to isolate meaningful differences to one specific factor.

We confirm that in future filings we will augment the disclosure to include that “Management generally uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals, however, the business assumptions, namely lease renewal probabilities, renewal rents and capital expenditures, are those of management as they more appropriately reflect the Trust’s historical renewal experience with its tenants, the unique nature of Granite’s portfolio and tenant profile, and the actual condition of the properties.” Further disclosures will also be considered as relevant to the extent material differences are noted.

Exhibit 3

Investment Properties, page 6

Comment

2.

We note several factors that led to a net gain in the fair value of your investment properties, including compression in discount and terminal capitalization rates, favorable changes to cash flow assumptions, positive changes in leasing assumptions, market rent increases and reductions in operating cash outflows for certain properties, offset by negative changes in leasing assumptions for certain properties. Please quantify the impact of each of these individual factors to the extent material to the fair value assessment of you properties. In addition, please clarify the factors that led to the compression of rates, as further detailed on page 58 of Exhibit 2. Please provide us with your proposed disclosure for future filings or tell us why you believe this information would not be useful to investors.

Response

2.	In determining the nature and extent of disclosure regarding the components of fair value changes during the period, management considers materiality in the context of the total mix of information including, among other items, the quantitative impact to the statement of comprehensive income, the significance relative to the total value of investment properties and the accepted range of reasonableness for such fair value measures. In this context, management did not consider the impact of any individual factor leading to the net fair value gain of $73.1 million, or 2.8% of the total portfolio value, for the year ended December 31, 2015 to be material. In addition, given the fact that valuation assumptions are highly correlated as discussed above, it is difficult to isolate and specifically quantify each factor.

The compression in the discount and terminal capitalization rates is attributable to multiple macro and micro economic factors that are market, asset class and property specific. The factors include the tenant quality, term of the lease, age and condition of the leased premises influenced by the economic conditions of the country, the region within that country, the related township/municipality and even the specific attributes of the area within that related township/municipality within which a specific property is located. Further, throughout 2014 and 2015, interest rates have remained at historically low levels in the jurisdictions in which Granite operates, leading to increased liquidity, resulting in strong demand and favourable asset pricing. The composition of Granite’s assets in the jurisdictions that show a relatively higher rate compression is largely a result of the recent acquisition and development of high quality Class A modern logistics/warehouse distribution facilities which not only have lower capitalization rates relative to the rest of the portfolio but also experienced a more significant capitalization rate compression.

We confirm that in future filings we will disclose, to the extent material and reasonably quantifiable, the quantitative impact of the factors leading to any net gain or loss in the fair value of investment properties and, in addition, we will explain any such changes relating to discount and terminal capitalization rates that have a material impact to the properties consistent with our response above.

We acknowledge that:

•	Granite is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Granite may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 647-925-7600 (mforsayeth@granitereit.com), Ilias Konstantopoulos, CFO, at 647-925-7540 (ikonstantopoulos@granitereit.com) or Jennifer Tindale, EVP General Counsel & Secretary, at 647-925-7526 (jtindale@granitereit.com) with any questions you may have.

Yours truly,

/s/ Michael P. Forsayeth
Michael P. Forsayeth Chief Executive Officer

c:	Gerry Miller, Chair, Audit Committee

Granite Real Estate Investment Trust

Granite REIT Inc.

c:	Ilias Konstantopoulos, Chief Financial Officer

Granite Real Estate Investment Trust

Granite REIT Inc.

c:	Jennifer Tindale, EVP, General Counsel & Secretary

Granite Real Estate Investment Trust

Granite REIT Inc.

c:	Stephen C. Centa, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

c:	Tony Ciciretto, Partner

Deloitte LLP

4